16003278

SEC Mail Processing Section

FEB 24 2016

Washington DC 409

UNITED STATES
ND EXCHANGE COMMISSION
ashington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response...	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8 - 47186

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MFR Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

675 Third Avenue, Suite 1129
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Ramirez — (212) 416-5036 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reynolds & Rowella, LLP
(Name – *if individual, state last, first, middle name*)

51 Locust Avenue – Suite 303	New Canaan	CT	06840
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I George Ramirez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MFR Securities, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

GIANNA M. GELCI
Notary Public, State of New York
No. 01-4935956
Qualified in New York County
Commission Expires July 5, ~~19~~ 2018

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report pursuant to Securities and Exchange Commission Rule 17a5(d)(4)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MFR Securities, Inc.
Statement of Financial Condition
December 31, 2015

MFR Securities, Inc.
Index to Financial Statement
December 31, 2015

Reynolds & Rowella LLP
expect more from us
Full Service Accounting & Financial Solutions

Partners:
Thomas F. Reynolds, CPA ◇ Frank A. Rowella, Jr., CPA ◇ Steven I. Risbridger, CPA ◇ Scott D. Crane, CPA ◇ Ben Maini, CPA ◇ Dan Harris, CPA

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of MFR Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of MFR Securities, Inc. (the "Company") as of December 31, 2015, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of MFR Securities, Inc. as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Reynolds & Rowella, LLP

Reynolds & Rowella, LLP

New Canaan, Connecticut
February 22, 2016

90 Grove Street, Suite 101, Ridgefield, CT 06877 (203) 438-0161
51 Locust Avenue, Suite 303, New Canaan, CT 06840 (203) 972-5191
Fax: (203) 431-3570
www.reynoldsrowella.com

MFR Securities, Inc.
Statement of Financial Condition
As of December 31, 2015

Assets	
Cash and cash equivalents	$ 5,171,531
Commissions receivable	11,942
Due from clearing organization	391,566
Investment, at fair value	17,451
Prepaid expenses and other assets	38,284
Due from parent	1,113
Restricted cash	61,816
Office furniture and equipment, net	28,114
Total Assets	$ 5,721,817
Liabilities and Shareholder's Equity	
Liabilities	
Accounts payable, accrued expenses and other liabilities	$ 46,311
Employee commissions payable	317,337
Income taxes payable	35,846
Deferred rent	23,436
Total Liabilities	422,930
Shareholder's Equity	
Common stock, no par value, 200 shares authorized, 100 issued, and outstanding	2,000
Additional paid in capital	3,742,242
Retained earnings	1,554,645
Total Shareholder's Equity	5,298,887
Total Liabilities and Shareholder's Equity	$ 5,721,817

See accompanying notes to financial statement.

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

MFR Securities, Inc. (the "Company"), a wholly-owned subsidiary of Maria Fiorini Ramirez, Inc. (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist primarily of engaging in riskless principal transactions and providing investment banking services.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less.

Estimates

The preparation of the financial statement in conformity with accounting standards generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Due from Clearing Organization

Due from clearing organization includes a clearing deposit of $128,525 the Company maintains with its clearing broker. The required deposit is $100,000. As of December 31, 2015, the remaining receivable of $263,041 represents cash maintained by the Company with its clearing broker to facilitate settlement and clearance of matched principal transactions and spreads on matched principal transactions that have not yet been remitted from/to the clearing organization.

Commissions Receivable

Commissions receivable represent amounts due to the Company for the distribution of commercial paper and Yankee certificates of deposit from the issuers of these securities.

Restricted Cash

The Company maintains a savings account with one financial institution in the amount of $61,816 to be used as security for a letter of credit on its New York office lease.

<u>Office Furniture and Equipment</u>

Office furniture and equipment is stated at cost less accumulated depreciation and amortization. The Company calculates depreciation using the straight-line method over an estimated useful life of 5 to 7 years.

Office furniture and equipment at cost and accumulated depreciation was $136,508 and $108,394 respectively, with a net book value of $28,114 at December 31, 2015.

<u>Income Taxes</u>

The Company files a consolidated federal income tax return with its Parent and combined state and local tax returns. Effective January 1, 2007 the Company was granted S corporation status for federal and New York State income taxes. All federal and New York state income taxes owed by the Company are the responsibility of the Parent. The Company is responsible for New York City income taxes.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosure in the financial statement. The Company's 2012 through 2015 tax years are open for examination by the federal, state and local tax authorities.

<u>Fair Value Measurements</u>

The Company records its financial assets and liabilities at fair value. The accounting standard for fair value provides a framework for measuring fair value, clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date.

The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for instruments measured at fair value:

Money Market

Valued using amortized cost.

Common Stock

The fair value of equity securities is the market value based on quoted market prices, when available, or market prices provided by recognized broker dealers. Investments are used for trading purposes. Gains and losses are recorded in earnings.

2. Fair Value of Investments

The assets and liabilities that are measured at fair value on a recurring basis and categorized using the three levels of fair value hierarchy consisted of the following as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Money markets	$ 4,462,545	$ -	$ -	$ 4,462,545
Common stock	17,451	-	-	17,451
Total	$ 4,479,996	$ -	$ -	$ 4,479,996

The Company's money market investments and common stock are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices derived from active markets.

The money market investments are included in cash and cash equivalents.

3. Operating Leases

The Company leases office space under operating leases in New York and California.

The future minimum annual lease payments at December 31, 2015 were as follows:

2016	$ 267,517
Total	$ 267,517

4. Related Party

Due from Parent

In December 2015, the Parent inadvertently received $1,113 of the Company's commission receivable. These funds were received by the Company from the Parent in January 2016. At December 31, 2015, this amount was recorded as due from Parent in the statement of financial condition.

5. Net Capital and Aggregate Indebtedness Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (SEC Rule 15c3-1), which requires the Company to maintain a minimum net capital balance and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

At December 31, 2015, the Company's net capital balance as defined by SEC Rule 15c3-1 was $5,154,999, which exceeded the minimum requirement of $100,000. At December 31, 2015, the Company's aggregate indebtedness to net capital as defined by SEC Rule 15c3-1 was 0.08 to 1.0.

6. Rule 15c3-3 Exemption

The Company is exempt from the provisions of Part 240 Rule 15c3-3 of the Securities Exchange Act of 1934 (SEC Rule 15c3-3) under paragraph (k)(2)(ii) in that the Company, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing agent, and promptly transmits all customer funds and securities to the clearing agent who carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements, as are customarily made and kept by a clearing agent.

7. Concentration of Credit Risk

The Company maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC). The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk.

8. Contingencies

Pursuant to its clearance agreement, the Company introduces all of its securities transactions to its clearing organization on a fully-disclosed basis. Therefore, all customer account balances and positions are carried on the books of the clearing organization. The Company has agreed to indemnify the clearing broker for losses, if any, which the clearing organization may sustain from carrying securities transactions introduced by the Company. The clearing deposit of $128,525 is pursuant to this agreement and is included in due from clearing organization at December 31, 2015 in the statement of financial condition.

MFR Securities, Inc.
Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's Securities Investor Protection Corporation General Assessment Reconciliation
December 31, 2015

Reynolds & Rowella LLP

Reynolds & Rowella LLP
expect **more** from us

Full Service Accounting & Financial Solutions

Partners:

Thomas F. Reynolds, CPA ◆ Frank A. Rowella, Jr., CPA ◆ Steven I. Risbridger, CPA ◆ Scott D. Crane, CPA ◆ Ben Maini, CPA ◆ Dan Harris, CPA

Independent Accountant's Report on Agreed-Upon Procedures Related to an Entity's SIPC General Assessment Reconciliation

To the Board of Directors and Shareholder of
MFR Securities, Inc.
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by MFR Securities, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (collectively, the "Specified Parties"), solely to assist you and the other Specified Parties in evaluating MFR Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7. MFR Securities, Inc.'s management is responsible for MFR Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records included in MFR Securities, Inc.'s general ledger and bank statement, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers included in MFR Securities, Inc.'s general ledger and SIPC adjustment schedule, noting no differences; and
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers which includes MFR Securities, Inc.'s general ledger, bank statements and SIPC adjustment schedule, supporting the adjustments noting no differences.

90 Grove Street, Suite 101, Ridgefield, CT 06877 (203) 438-0161 Fax: (203) 431-3570
51 Locust Avenue, Suite 303, New Canaan, CT 06840 (203) 972-5191 www.reynoldsrowella.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Specified Parties listed above and is not intended to be and should not be used by anyone other than these Specified Parties.

Reynolds & Rowella, LLP

Reynolds & Rowella, LLP

New Canaan, Connecticut
February 22, 2016

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

7*7*******423*******************ALL FOR AADC 100
047186 FINRA DEC
MFR SECURITIES INC
675 3RD AVE STE 1129
NEW YORK NY 10017-5704

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Andrew Miller (917) 710-5598

2. A. General Assessment (item 2e from page 2) $ 10,008

B. Less payment made with SIPC-6 filed (exclude interest) (5,378)
July 2015
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 4,630

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,630

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4,630

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MFR Securities Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President & CEO
(Title)

Dated the 8 day of February, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 5,342,140

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 196,764

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. 1,141,520

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 747

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______

Enter the greater of line (i) or (ii) 747

Total deductions 1,339,031

2d. SIPC Net Operating Revenues $ 4,003,109

2e. General Assessment @ .0025 $ 10,008

(to page 1, line 2.A.)